Exhibit 99.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Annual Report (Form 40-F) of Stantec Inc. (the “Company”) of our audit reports dated February 23, 2012, with respect to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company, included in the 2011 Financial Review Report to Shareholders of the Company.

Edmonton, Canada
February 23, 2012	Chartered Accountants